Exhibit 99.2

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO UNITED STATES NEWSWIRE SERVICES

GLENCORE SUBMITS NON-BINDING ACQUISITION PROPOSAL TO POLYMET BOARD

Baar, Switzerland, July 3, 2023 – On June 30, 2023, Glencore AG, a wholly-owned subsidiary of Glencore plc (together “Glencore”) submitted a non-binding proposal to the board of directors of PolyMet Mining Corp. (“PolyMet”) to acquire all of the outstanding common shares of PolyMet (“Common Shares”), other than those shares currently held by Glencore (the “Proposal”). Under the Proposal, each Common Share would be acquired for consideration of US$2.11 in cash, which is at par with the recent Rights Offering done by PolyMet in April 2023. The Proposal is subject to the negotiation and execution of definitive transaction documents and customary approvals, including approval of a majority of PolyMet’s shareholders not affiliated with Glencore.

Summary of Glencore’s Current Holding of PolyMet

Glencore currently holds 159,806,774 Common Shares, representing approximately 82.19% of the issued and outstanding Common Shares. Glencore also holds a purchase warrant (the “2019 Warrant”), pursuant to which Glencore is entitled to purchase 811,190 Common Shares at an exercise price of US$5.87 per Common Share. Assuming exercise of the 2019 Warrant, Glencore would hold a total of 160,617,964 Common Shares, representing approximately 82.26% of the issued and outstanding Common Shares.

The head office of PolyMet is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota 55101.

The head office of Glencore is located at Baarermattstrasse 3, CH-6340 Baar, Switzerland.

This news release does not constitute an offer to sell, nor the solicitation of an offer to buy, the securities in any jurisdiction; nor shall there be any sale of securities mentioned in this news release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This news release is being issued pursuant to National Instrument 62-103, persons who wish to obtain a copy of the early warning report to be filed by Glencore in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting the persons named below.

For further information, please contact:

Investors

Martin Fewings

t: +41 41 709 28 80
m: +41 79 737 56 42

martin.fewings@glencore.com

Media

Charles Watenphul

t: +41 41 709 24 62
m: +41 79 904 33 20

charles.watenphul@glencore.com

Notes for Editors

Glencore is one of the world’s largest global diversified natural resource companies and a major producer and marketer of more than 60 commodities that advance everyday life. Through a network of assets, customers and suppliers that spans the globe, we produce, process, recycle, source, market and distribute the commodities that support decarbonisation while meeting the energy needs of today.

With around 140,000 employees and contractors and a strong footprint in over 35 countries in both established and emerging regions for natural resources, our marketing and industrial activities are supported by a global network of more than 40 offices.

Glencore’s customers are industrial consumers, such as those in the automotive, steel, power generation, battery manufacturing and oil sectors. We also provide financing, logistics and other services to producers and consumers of commodities.

Glencore is proud to be a member of the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals. We are an active participant in the Extractive Industries Transparency Initiative.

We recognise our responsibility to contribute to the global effort to achieve the goals of the Paris Agreement by decarbonising our own operational footprint. We believe that we should take a holistic approach and have considered our commitment through the lens of our global industrial emissions. Against a 2019 baseline, we are committed to reducing our Scope 1, 2 and 3 industrial emissions by 15% by the end of 2026, 50% by the end of 2035 and we have an ambition to achieve net zero industrial emissions by the end of 2050. For more detail see our 2022 Climate Report on the publication page of our website at glencore.com/publications.

Disclaimer

The companies in which Glencore plc directly and indirectly has an interest are separate and distinct legal entities. In this document, “Glencore”, “Glencore group” and “Group” are used for convenience only where references are made to Glencore plc and its subsidiaries in general. These collective expressions are used for ease of reference only and do not imply any other relationship between the companies.  Likewise, the words “we”, “us” and “our” are also used to refer collectively to members of the Group or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.